SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                           Fleetwood Enterprises Inc.
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                                (Name of Issuer)


                           Common stock, $1 par value
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                         (Title of Class of Securities)


                                    339099103
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                                 (CUSIP Number)

                               SLS Management, LLC
                              140 West 57th Street
                                    Suite 7B
                            New York, New York 10019
                            Telephone (212) 537-3600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 8, 2008
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             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  339099103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SLS Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,569,136

8.   SHARED VOTING POWER

     3,019,454


9.   SOLE DISPOSITIVE POWER

     4,569,136

10.  SHARED DISPOSITIVE POWER

     3,019,454

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,588,590

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.81%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.  339099103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott Swid

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,569,136

8.   SHARED VOTING POWER

     3,019,454

9.   SOLE DISPOSITIVE POWER

     4,569,136

10.  SHARED DISPOSITIVE POWER

     3,019,454

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,588,590

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.81%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 339099103
           ---------------------

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Item 1.  Security and Issuer.

         No change.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

No change.

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Item 3.  Source and Amount of Funds or Other Consideration.

            No change.

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Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons are being held for investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Persons reserve the right to purchase or sell the Shares of the Issuer. Such purchase or sale may depend on the Issuer's operations, prospects, business development, management, competitive and strategic matters and capital structure, as well as general market conditions.

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Item 5.  Interest in Securities of the Issuer.

     (a-c) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 7,588,590 Shares or 11.81% of the Shares of the Issuer, based upon the 64,256,522 Shares outstanding as of February 29, 2008, according to the Issuer's most recent Form 10-Q.

     The Reporting Persons have the sole power to vote or direct the vote of 4,569,136 Shares and the shared power to vote or direct the vote of 3,019,454 Shares.

     The Reporting Persons have the sole power to dispose or direct the disposition of 4,569,136 Shares and the shared power to dispose or direct the disposition of 3,019,454 Shares.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

     The Reporting Persons have not had any transactions in the Shares in the last 60 days.

     (d-e) Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

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Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 2008
-----------------------
(Date)


SLS Management, LLC

By: /s/ Steven Rohlfing
----------------------------------------
Name: Steven Rohlfing
Title: Chief Financial Officer


/s/ Scott Swid
----------------------------------------
SCOTT SWID



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated May 8, 2008, relating to the Common Stock, $1 par value of Fleetwood Enterprises Inc. shall be filed on behalf of the undersigned.


May 8, 2008
-----------------------
(Date)


SLS Management, LLC

By: /s/ Steven Rohlfing
----------------------------------------
Name: Steven Rohlfing
Title: Chief Financial Officer


/s/ Scott Swid
----------------------------------------
SCOTT SWID







SK 02740 0001 881251